SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

LandBridge Company LLC
(Name of Issuer)
Class A shares, representing limited liability company interests
(Title of Class of Securities)
514952100
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 514952100
1	NAMES OF REPORTING PERSONS
HighSage Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
550,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
550,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 17,425,000 Class A Shares (as defined herein) outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2024, filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2024.

CUSIP No. 514952100
1	NAMES OF REPORTING PERSONS
Jennifer Stier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
550,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
550,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
550,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.2% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Based on 17,425,000 Class A Shares outstanding as of August 8, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended June 30, 2024, filed with the Commission on August 8, 2024.

CUSIP No. 514952100
SCHEDULE 13G

Item 1(a)	Name of Issuer

LandBridge Company LLC

Item 1(b)	Address of Issuer’s Principal Executive Offices

5555 San Felipe Street, Suite 1200, Houston, TX 77056

Item 2(a)	Name of Persons Filing

This statement is filed on behalf of HighSage Ventures LLC and Jennifer Stier (together, the “Reporting Persons”). The Class A Shares reported herein are directly held by certain limited liability companies managed by HighSage Ventures LLC. Jennifer Stier is the Manager of HighSage Ventures LLC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if none, Residence

For each Reporting Person: 200 Clarendon Street, 59th Floor, Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization

HighSage Ventures LLC: Delaware
Jennifer Stier: United States

Item 2(d)	Title of Class of Securities

Class A shares, representing limited liability company interests (“Class A Shares”)

Item 2(e)	CUSIP Number

514952100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The Class A Shares reported herein are directly held by certain limited liability companies, each of which has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares that it directly owns.

CUSIP No. 514952100
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 514952100
SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

HIGHSAGE VENTURES LLC

By:	/s/ Matthew P. O’Connor
Name:	Matthew P. O’Connor
Title:	Chief Legal Officer

JENNIFER STIER

By:	/s/ Jennifer Stier
Jennifer Stier

CUSIP No. 514952100
EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 14, 2024

HIGHSAGE VENTURES LLC

By:	/s/ Matthew P. O’Connor
Name:	Matthew P. O’Connor
Title:	Chief Legal Officer

JENNIFER STIER

By:	/s/ Jennifer Stier
Jennifer Stier